Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 27, 2008 relating to the financial statements (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles) of Enerplus Resources Fund and the effectiveness of Enerplus Resources Fund's internal control over financial reporting appearing in this Annual Report on Form 40-F of Enerplus Resources Fund for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants

Calgary, Alberta
February 27, 2008